

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> **Re: Simon Property Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-14469**
> **Simon Property Group, L.P.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 333-11491**

Dear Mr. Sterrett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Simon Property Group, Inc. and Simon Property Group, L.P.

Forms 10-K for the Year Ended December 31, 2010

Capital Expenditures on Consolidated Properties, page 82

1.   In future filings, please describe the reasons for significant changes in types of capital expenditures and significant changes in capital expenditures overall. In addition, please include a discussion of expectations for the future and discuss the impacts of significant changes in capital expenditures from year to year and the impact on earnings.

2.   We note from your critical accounting policy on page 72 that salaries and related costs are capitalized in conjunction with the development and leasing of properties. Please tell us, and disclose in future filings, the amounts of salaries and related costs and other

general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, and what percentage of total salaries and related costs these costs represent. We believe this information should be included with the table that you have included on page 82 with an analysis of significant fluctuations in capitalized soft costs such as interest, payroll and other G&A costs.

7. Investments in Unconsolidated Entities, page 112

3.   Please tell us how you considered your potential continuing involvement in Simon Ivanhoe, disclosed on page 82, when determining the amount of gain to be recognized on the sale of your interest in Simon Ivanhoe.

8. Indebtedness and Derivative Financial Instruments, page

4.   We note from your disclosure on page 113 that indebtedness on 31 of your encumbered properties, as well as your unsecured indebtedness, are subject to various financial performance covenants, and from your disclosure on the top of page 114 that you are in compliance with all covenants on your unsecured debt. Please tell us, and in future filings disclose, whether you are in compliance with all covenants on your secured debt as well.

5.   We note from your disclosure on page 113 that you have 12 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 52 properties. In future filings, please consider specifically discussing, within your discussion of liquidity and capital resources, any material near-term maturities of cross-defaulted and cross-collateralized mortgages, including the amounts due, how you intend to repay such debt, and the amount of debt accelerations that could be triggered by a default on that debt. .

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief